     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                  SCHEDULE 13D
                               (AMENDMENT NO. 6)
       (PURSUANT TO SECTION 13(D) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 CALGENE, INC.
                                (NAME OF ISSUER)

                       MONSANTO ACQUISITION COMPANY, INC.
                                MONSANTO COMPANY
                       (NAME OF PERSONS FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  129598 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                           R. WILLIAM IDE, III, ESQ.
             MONSANTO COMPANY & MONSANTO ACQUISITION COMPANY, INC.
                           800 N. LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                            ------------------------

------------------------------------------------------------------------------------------------------------------
                                             CALCULATION OF FILING FEE
------------------------------------------------------------------------------------------------------------------
                  TRANSACTION VALUATION                                     AMOUNT OF FILING FEE
                    $242,759,368.00*                                            $48,553.00**
------------------------------------------------------------------------------------------------------------------

 * For purposes of fee calculation only. The total transaction value is based on 66,741,035 Shares outstanding as of April 2, 1997 less 36,396,114 Shares owned by Parent and Purchaser, multiplied by the offer price of $8.00 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

     Amount of Previously Paid: N/A               Filing Parties: N/A
     Form of Registration No.: N/A                Date Filed: N/A
================================================================================

                                     14D-1
CUSIP NO. 129598 10 8

--------------------------------------------------------------------------------------------------------
     1.         NAME OF REPORTING PERSONS
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                MONSANTO COMPANY: 43-0420020
--------------------------------------------------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)     [ ]       (b)     [ ]            N/A
--------------------------------------------------------------------------------------------------------
     3.         SEC USE ONLY

--------------------------------------------------------------------------------------------------------
     4.         SOURCE OF FUNDS
                OO
--------------------------------------------------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(e) OR 2(f)

                N/A                                                                          [ ]
--------------------------------------------------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------------------------------
     7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                36,396,114
--------------------------------------------------------------------------------------------------------
     8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES

                N/A                                                                          [ ]
--------------------------------------------------------------------------------------------------------
     9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                54.5%
--------------------------------------------------------------------------------------------------------
     10.        TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------------------------------

                                     14D-1
CUSIP NO. 129598 10 8

--------------------------------------------------------------------------------------------------------
     1.         NAME OF REPORTING PERSONS
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                MONSANTO ACQUISITION COMPANY, INC.: PENDING
--------------------------------------------------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)     [ ]       (b)     [ ]       N/A
--------------------------------------------------------------------------------------------------------
     3.         SEC USE ONLY

--------------------------------------------------------------------------------------------------------
     4.         SOURCE OF FUNDS
                AF
--------------------------------------------------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(e) OR 2(f)

                N/A                                                                          [ ]
--------------------------------------------------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE
--------------------------------------------------------------------------------------------------------
     7.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                36,396,114
--------------------------------------------------------------------------------------------------------
     8.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                CERTAIN SHARES

                N/A                                                                          [ ]
--------------------------------------------------------------------------------------------------------
     9.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
                54.5%
--------------------------------------------------------------------------------------------------------
     10.        TYPE OF REPORTING PERSON
                CO
--------------------------------------------------------------------------------------------------------

                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 and Amendment No. 6 to
Schedule 13D (this "Statement") relates to the offer by Monsanto Acquisition Company, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Monsanto Company, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Calgene, Inc., a Delaware corporation (the "Company"), at a price of $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 7, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 31, 1997, by and among Parent, Purchaser and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or owned by Purchaser, Parent or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive in cash, without interest, an amount equal to the price paid per Share in the Offer.

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Special Committee (as defined in the Offer to Purchase) and the Board of Directors of the Company in connection with the transaction, the opinion of the Special Committee's financial advisor, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the subject company is Calgene, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1920 Fifth Street, Davis, California 95616.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company. The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under "THE OFFER -- Price Range of the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Offer to Purchase under "INTRODUCTION", "THE OFFER -- Certain Information Concerning Purchaser and Parent" and in Schedule I and are incorporated herein by reference.

     (e)-(f) During the last five years, none of Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- The Merger Agreement", "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger", "THE OFFER -- Certain Information Concerning Purchaser and Parent" and "THE OFFER -- Intercompany Arrangements Between Parent and the Company" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement", "THE OFFER -- Certain Information Concerning the Company" and "THE OFFER -- Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Offer to Purchase under "THE OFFER -- Financing of the Offer and the Merger" is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS -- The Merger Agreement" is incorporated herein by reference.

     (f)-(g) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" and "THE OFFER -- Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under "THE
OFFER -- Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

     (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL
FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger", "SPECIAL FACTORS -- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer", "SPECIAL FACTORS -- The Merger Agreement" and "THE OFFER -- Certain Information Concerning Purchaser and Parent" and "THE OFFER -- Intercompany Agreements between Parent and the Company" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "THE OFFER -- Fees and Expenses" is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) and (e) The information set forth in the Offer to Purchase under "THE OFFER -- Certain Legal Matters" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "THE
OFFER -- Effect of the Offer on the Market for the Shares, NASDAQ Quotation and Exchange Act Registration" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, dated as of April 7, 1997, and the related Letter of Transmittal, and the Agreement and Plan of Merger, dated as of March 31, 1997, by and among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and
(c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)      Form of Offer to Purchase, dated April 7, 1997.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees.
(a)(4)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees to Clients.
(a)(5)      Form of Notice of Guaranteed Delivery.
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)      Summary Advertisement as published in The Wall Street Journal on April 7, 1997.
(a)(8)      Text of Joint Press Release, dated April 1, 1997, issued by Calgene, Inc. and
            Monsanto Company (incorporated herein by reference to Exhibit 3 to the Schedule
            13D (Amendment No. 5) filed by Monsanto Company with the Securities and Exchange
            Commission ("SEC") on April 2, 1997).
(a)(9)      Text of Press Release, dated April 7, 1997, issued by Monsanto Company.
(b)         Not applicable.
(c)(1)      Agreement and Plan of Merger, dated as of March 31, 1997, by and among Monsanto
            Company, Monsanto Acquisition Company, Inc. and Calgene, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 5) filed by
            Monsanto Company with the SEC on April 2, 1997).
(c)(2)      Amendment to the Amended and Restated Stockholders Agreement, dated as of March
            31, 1997, by and between Monsanto Company and Calgene, Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D (Amendment No. 5) filed by Monsanto
            Company with the SEC on April 2, 1997).

(c)(3)      Agreement and Plan of Reorganization, dated as of October 13, 1995, between
            Monsanto Company and Calgene, Inc. (A)
(c)(4)      Stock Purchase Agreement, dated as of September 27, 1996, between Monsanto
            Company and Calgene, Inc. (B)
(c)(5)      Amended and Restated Stockholders Agreement, dated as of November 12, 1996, between Monsanto Company and Calgene, Inc. (B)
(c)(6)      Stockholders Agreement, dated as of March 31, 1996, between Monsanto Company and
            Calgene, Inc. (A)
(c)(7)      Calgene Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
            Inc. and Monsanto Company. (A)
(c)(8)      Gargiulo Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
            Inc. and Monsanto Company. (A)
(c)(9)      Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.
(c)(10)     Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.
(c)(11)     Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.
(c)(12)     Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
(c)(13)     Complaint filed January 29, 1997, in Manson v. Fortune, et al.
(c)(14)     Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
(c)(15)     Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
(c)(16)     Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.
(c)(17)     Order of Consolidation, dated March 10, 1997.
(c)(18)     Memorandum of Understanding, dated March 31, 1997.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.

---------------
(A) Incorporated herein by reference to the Registration Statement on Form S-4, filed by the Company with the SEC on February 6, 1996.

(B) Incorporated herein by reference to the Transition Report on Form 10-K for the six-month period ended December 31, 1996, filed by the Company with the SEC on March 31, 1997.

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MONSANTO COMPANY

                                          By:    /s/ HENDRIK A. VERFAILLIE
                                            ------------------------------------
                                          Name: Hendrik A. Verfaillie
                                          Title:  Executive Vice President

                                          MONSANTO ACQUISITION COMPANY, INC.

                                          By:    /s/ HENDRIK A. VERFAILLIE
                                            ------------------------------------
                                          Name: Hendrik A. Verfaillie
                                          Title:  President
Dated: April 7, 1997

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                         DESCRIPTION
--------  -----------------------------------------------------------------------------------
(a)(1)    Form of Offer to Purchase, dated April 7, 1997.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks,
          Trust Companies and Nominees.
(a)(4)    Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
          Nominees to Clients.
(a)(5)    Form of Notice of Guaranteed Delivery.
(a)(6)    Form of Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
(a)(7)    Summary Advertisement as published in The Wall Street Journal on April 7, 1997.
(a)(8)    Text of Joint Press Release, dated April 1, 1997, issued by Calgene, Inc. and
          Monsanto Company (incorporated herein by reference to Exhibit 3 to the Schedule 13D
          (Amendment No. 5) filed by Monsanto Company with the SEC on April 2, 1997).
(a)(9)    Text of Press Release, dated April 7, 1997, issued by Monsanto Company.
(b)       Not applicable.
(c)(1)    Agreement and Plan of Merger, dated as of March 31, 1997, by and among Monsanto
          Company, Monsanto Acquisition Company, Inc. and Calgene, Inc. (incorporated herein by reference to Exhibit 1 to the Schedule 13D (Amendment No. 5) filed by Monsanto
          Company with the SEC on April 2, 1997).
(c)(2)    Amendment to the Amended and Restated Stockholders Agreement, dated as of March 31,
          1997, by and between Monsanto Company and Calgene, Inc. (incorporated herein by reference to Exhibit 2 to the Schedule 13D (Amendment No. 5) filed by Monsanto
          Company with the SEC on April 2, 1997).
(c)(3)    Agreement and Plan of Reorganization, dated as of October 13, 1995, between
          Monsanto Company and Calgene, Inc. (A)
(c)(4)    Stock Purchase Agreement, dated as of September 27, 1996, between Monsanto Company and Calgene, Inc. (B)
(c)(5)    Amended and Restated Stockholders Agreement, dated as of November 12, 1996, between
          Monsanto Company and Calgene, Inc. (B)
(c)(6)    Stockholders Agreement, dated as of March 31, 1996, between Monsanto Company and
          Calgene, Inc. (A)
(c)(7)    Calgene Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
          Inc. and Monsanto Company. (A)
(c)(8)    Gargiulo Credit Facility Agreement, dated as of March 31, 1996, between Calgene,
          Inc. and Monsanto Company. (A)
(c)(9)    Complaint filed January 29, 1997, in Obstfeld v. Salquist, et al.
(c)(10)   Complaint filed January 29, 1997, in Siegel v. Calgene, Inc., et al.
(c)(11)   Complaint filed January 29, 1997, in Susser v. Kunimoto, et al.
(c)(12)   Complaint filed January 29, 1997, in Elstein v. Monsanto Company, et al.
(c)(13)   Complaint filed January 29, 1997, in Manson v. Fortune, et al.
(c)(14)   Complaint filed January 30, 1997, in Settle v. Monsanto Company, et al.
(c)(15)   Complaint filed January 31, 1997, in Glickberg v. Monsanto Company, et al.
(c)(16)   Complaint filed February 5, 1997, in Lewis v. Monsanto Company, et al.
(c)(17)   Order of Consolidation, dated March 10, 1997.
(c)(18)   Memorandum of Understanding, dated March 31, 1997.
(d)       Not applicable.

EXHIBIT
  NO.                                         DESCRIPTION
--------  -----------------------------------------------------------------------------------
(e)       Not applicable.
(f)       Not applicable.

---------------
(A) Incorporated herein by reference to the Registration Statement on Form S-4, filed by the Company with the SEC on February 6, 1996.

(B) Incorporated herein by reference to the Transition Report on Form 10-K for the six-month period ended December 31, 1996, filed by the Company with the SEC on March 31, 1997.